Exhibit 99.1

ANNEX A

FORM OF SHARE REPURCHASE CONTRACT

THIS AGREEMENT is made on 25 February, 2022 BETWEEN:

ReNew Energy Global plc (the “Company”)

C/O Vistra (Uk) Ltd, 3rd Floor, 11-12 St. James’s Square,

London, England,

SW1Y 4LB

Registered No. 13220321

Credit Suisse Securities (USA) LLC (the “Counterparty”)

Eleven Madison Avenue | New York, NY 10010

It is agreed that the Counterparty will purchase on a principal basis interests in Class A ordinary shares of the Company, nominal (i.e. par) value $0.0001 per share (the “Class A Shares”), for subsequent sale and delivery to the Company under the terms of this agreement as follows:

1.

Class A Shares will be purchased up to the quantity and purchase price level advised by telephone from an authorised person at the Company (the “Purchase Price”), such authorised person(s) to be notified in writing to the Counterparty by the Company from time to time (each an “Authorised Person”).

2.	Unless otherwise instructed, Class A Shares will be purchased in accordance with all applicable laws and regulations, including (without limitation) in accordance with:

(a)

the volume limitations of Rules 10b-18(b)(4) and 10b-18(c)(2) of the Securities Exchange Act of 1934, as may be amended or superseded from time to time (the “Exchange Act”). The maximum value of Class A Shares, at acquisition cost, to be purchased under this program will be advised to the Counterparty by an Authorised Person from time to time following the execution of this Agreement;

(b)	Rules 10b-18(b)(2) and 10b-18(c)(1) of the Exchange Act, as may be amended or superseded from time to time; and

(c)	Rule 10b-18(b)(3) of the Exchange Act, as may be amended or superseded from time to time.

3.

All purchases will be effected pursuant to Rule 10b-18 of the Exchange Act, as may be amended or superseded from time to time, from or through only one broker or dealer on any single day or as otherwise allowed by Rule 10b-18(b)(1) of the Exchange Act, as may be amended or superseded from time to time.

4.	Purchases may be made on any national securities exchange, electronic communication network (ECN), alternative trading system (ATS) or in over-the-counter (OTC) transactions.

5.	Before purchases commence under this Agreement, the Company will have officially disclosed the repurchase program to the public.

6.

The Company represents that the purchases of Class A Shares by the Counterparty pursuant to the terms of this Agreement will not violate or contravene any legal, regulatory or contractual restriction applicable to the Company or the Class A Shares, including Section 10(b) and Rule 10b-5 of the Exchange Act.

7.	Daily purchase information will be provided to the Company by phone or e-mail, and trade confirmations will be sent by e-mail or fax the following day.

8.	The Company’s tax identification number is US TIN: 98-1607117 and HMRC TIN-2696317215.

9.	Purchases of Class A Shares, in accordance with the instructions contained herein, will commence on the date to be agreed between the Company and the Counterparty.

10.	Notices for the attention of the Company shall be sent to:

Nathan Judge

Investor Relations

Email : Nathan.judge@renewpower.in

ReNew Energy Global plc

C/O Vistra (Uk) Ltd, 3rd Floor, 11-12 St. James’s Square,

London, England,

SW1Y 4LB

United Kingdom

With a copy to

Kailash Vasant Vaswani

President – Corporate Finance, ReNew Power Private Limited

Email: kailash@renewpower.in

ReNew.Hub, Commercial Block-1, Zone-6,

Golf Course Road, DLF City Phase-V, Gurugram - 122009,

[Not Required]

Notices for the attention of the Counterparty shall be sent to the address notified in writing to the Company by the Counterparty.

11.

The Counterparty shall (including, without limitation, by liaising with Computershare Inc. (or its successor or assign) as transfer agent and registrar of the Company (the “Transfer Agent”)) procure that any Class A Share to be sold by the Counterparty to the Company is transmitted or delivered by DWAC or similar means of transmission so that such Class A Share is withdrawn from the facilities of the Depositary Trust Company (the “DTC System”) (in particular by removing any Class A Share deposited with the depositary of the DTC System, Cede & Co.) and the Company receives the Class A Share in record form (an “Company Record Share”).

12.

In accordance with Paragraph 11, Counterparty shall sell, and the Company shall purchase, such Company Record Shares, and following such purchase and delivery, the Company shall be registered as the record holder of such Company Record Shares, or such Company Record Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of Company Record Shares from Counterparty.

13.

Counterparty shall deliver to the Transfer Agent any documents as may be necessary or as may be reasonably requested by the Transfer Agent to give effect to the purchase, delivery, registration or cancellation of any Company Record Shares to the Company in accordance with the terms of this letter.

14.

The Company will pay for any and all Company Record Shares purchased by it in accordance with Paragraph 12 above by wiring funds to the bank account of the Counterparty or other designee by no later than the date of delivery of the Company Record Shares. Any commission payable by the Company in respect of the delivery of the Company Record Shares shall be agreed in writing from time to time between the Company and the Counterparty, and shall be paid to the Counterparty by the Company on delivery of the Company Record Shares. The relevant bank account details of the Counterparty shall be notified to the Company by the Counterparty in writing from time to time.

15.	The Counterparty and the Company each acknowledge and agree that:

(a)

Prior to an acquisition by the Company under Paragraph 12 hereof, the Company shall not acquire, nor have any legal or beneficial interest in, any Class A Share purchased by Counterparty pursuant to this Agreement;

(b)

Nothing in this letter is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other; and

(c)

The Counterparty shall act as principal in respect of its acquisition of the Class A Shares and shall effect purchases of shares hereunder in “riskless principal transactions” as defined in Rule 10b-18(a)(12) of the Exchange Act.

RENEW ENERGY GLOBAL PLC		CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Nathan Judge	By:	/s/ Craig Weile
Name:	Nathan Judge	Name:	Craig Weile
Title:	Head-Investor Relations	Title:	Managing Director

16.	This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

RULE 10b5-1 REPURCHASE PLAN

Repurchase Plan, dated 25 February, 2022 (the “Repurchase Plan”), between ReNew Energy Global plc (the “Corporation”) and Credit Suisse Securities (USA) LLC (the “Counterparty”). Capitalized terms used and not otherwise defined in the body of this Repurchase Plan shall have the meaning given to such terms in Exhibit A hereto, which is incorporated herein and made part of this Repurchase Plan.

WHEREAS, the Corporation desires to establish this Repurchase Plan to purchase its Class A ordinary shares, nominal value $0.0001 per share (the “Class A Shares”); and

WHEREAS, the Corporation desires to purchase Class A Shares from the Counterparty in accordance with this Repurchase Plan;

NOW, THEREFORE, the Corporation and the Counterparty hereby agree as follows:

1.

Prior to the commencement of transactions contemplated by this Repurchase Plan the parties shall agree in writing in a form substantially as set forth on Exhibit A hereto certain terms in respect of the proposed repurchase.

2.

During the Trading Period, the Counterparty shall purchase as principal Class A Shares having a maximum aggregate value of no more than the Total Repurchase Amount. On each day (each, a “Trading Day”) during the Trading Period on which the New York Stock Exchange (the “Exchange”) is open for trading the Counterparty shall purchase that number of Class A Shares having an aggregate value of up to the Maximum Amount, plus or minus up to $1,000, using its reasonable efforts to purchase such Class A Shares at a price equal to the volume weighted average price for such day’s trading session. Notwithstanding the foregoing, the Counterparty shall not purchase any Class A Shares at a price exceeding the Limit Price.

3.

The Counterparty shall (including without limitation, by liaising with Computershare Inc. (or its successor or assign) as transfer agent and registrar of the Corporation (the “Transfer Agent”)) procure that any Class A Share to be sold by the Counterparty to the Corporation is transmitted or delivered by DWAC or similar means of transmission so that such Class A Share is withdrawn from the facilities of the Depositary Trust Company (the “DTC System”) (in particular by removing any Class A Share deposited with the nominee of the DTC System, Cede & Co.) and the Corporation receives the Class A Share in record form (a “Record Share”).

4.

In accordance with Paragraph 3, the Counterparty shall sell, and the Corporation shall purchase all such Record Shares, and following such purchase and delivery, the Corporation shall be registered as the record holder of such Record Shares or such Record Shares shall otherwise be cancelled. The Corporation shall be responsible for any stamp duty that is due in respect of the purchase of Record Shares from the Counterparty. The Counterparty shall deliver to the Transfer Agent any documents as may be necessary or as may be reasonably requested by the Transfer Agent to give effect to the purchase, delivery, registration or cancellation of any Record Shares to the Corporation in accordance with the terms of this letter.

5.

The Corporation will pay for any Record Shares purchased by it in accordance with Paragraph 4 above by wiring funds to the bank account of the Counterparty or other designee by no later than the date of delivery of the Record Shares. Any commission payable by the Corporation in respect of the delivery of Record Shares shall be set forth on Exhibit A, and shall be paid to the Counterparty by the Corporation on delivery of the Record Shares. The relevant bank account details of the Counterparty or its designee shall be notified to the Corporation by the Counterparty in writing from time to time.

6.	The Repurchase Plan shall terminate upon the earliest of:

(a)	the repurchase of the Total Repurchase Amount contemplated by the Repurchase Plan, as set forth in Paragraph 2;

(b)	the close of business on the last day of the Trading Period;

(c)

the close of business on the second business day following the date of receipt by the Counterparty of notice of early termination, delivered by the Corporation, by Nathan Judge, Head-Investor Relations vide e-mail (Nathan.Judge@renewpower.in), or, Kailash Vasant Vaswani, President – Corporate Finance, ReNew Power Private Limited vide e-mail (kailash@renewpower.in);

(d)

the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, or the taking of any corporate action by the Corporation to authorize or commence any of the foregoing; and

(e)

the public announcement of a tender or exchange offer for the Class A Shares or of a merger, acquisition, recapitalization or other similar business combination or transaction as a result of which the Class A Shares would be exchanged for or converted into cash, securities or other property.

7.

The Counterparty shall comply with the requirements of paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b-18 under the Exchange Act, in connection with purchases of the Class A Shares in the open market pursuant to this Repurchase Plan. The Corporation agrees not to take any action that would cause Purchases not to comply with Rule 10b-18, Rule 10b5-1 or Regulation M.

8.

The Corporation confirms that, on the date hereof that (a) it is not aware of material, non-public information with respect to the Corporation or the Class A Shares, (b) it is entering into this Repurchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws, (c) it understands the proscriptions of Rule 10b5-1 in respect of offsetting and hedging transactions, (d) it will not disclose to any persons at the Counterparty effecting purchases under the Repurchase Plan any information regarding the Corporation that might influence the execution of the Repurchase Plan and (e) it will inform the Counterparty as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Repurchase Plan by the Counterparty or by the Corporation and of the occurrence of any event that would cause the Repurchase Plan to end or be suspended as contemplated in Paragraph 6.

9.	If the Counterparty must suspend purchases of Class A Shares under this Repurchase Plan on a particular day for any of the following reasons:

(a)	a day specified by the Repurchase Plan is not a day on which the Class A Shares trade regular way on the Exchange;

(b)	trading of the Class A Shares on the Exchange is suspended for any reason; or

(c)

the Counterparty cannot effect a purchase of Class A Shares due to legal, regulatory or contractual restrictions applicable to it or to the Corporation (including without limitation, Regulation M, Rule 10b-5 or Rule 10b-18), the Counterparty will resume purchases in accordance with this Agreement on the next day specified in the Repurchase Plan after the condition causing the suspension of purchases has been resolved.

10.

It is the intent of the Corporation and the Counterparty that this Repurchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) and Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and this Repurchase Plan shall be interpreted to comply with the requirements thereof.

11.	The Repurchase Plan may be signed in counterparts, each of which will be an original.

12.

The Repurchase Plan and any attachment together constitute the entire agreement between the Corporation and the Counterparty and supersede any prior agreements or understandings regarding the Repurchase Plan.

13.	All notices given by the parties under this Repurchase Plan will be as follows:

(a)	If to the Counterparty:

Address:

Attention:

Fax no:

If to the Corporation:

Nathan Judge

Head – Investor Relations

ReNew Energy Global plc

C/O Vistra (Uk) Ltd, 3rd Floor, 11-12 St. James’s Square,

London, England,

SW1Y 4LB

With a copy, which shall not constitute notice, to:

[US address and designation to be inserted, if required]

14.	This Repurchase Plan will be governed by and construed in accordance with the internal laws of the State of New York.

15.

The number of Class A Shares, together with other share amounts and prices, if applicable, as set forth in Paragraph 2 shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Class A Shares or any change in capitalization with respect to the Corporation that occurs during the term of this Repurchase Plan.

16.

Except as otherwise set forth in this Repurchase Plan, the Corporation acknowledges and agrees that it does not have authority, influence or control over any Purchase executed by the Counterparty pursuant to this Repurchase Plan, and the Corporation will not attempt to exercise any authority, influence or control over purchases. The Counterparty agrees not to seek advice from the Corporation with respect to the manner in which it executes purchases under this Repurchase Plan.

17.	The Counterparty and the Corporation each acknowledges and agrees that:

(a)

Prior to an acquisition by the Corporation pursuant to Paragraph 4, the Corporation shall not acquire, nor have any legal or beneficial interest in, any Class A Shares purchased by Counterparty pursuant to this Repurchase Plan;

(b)

Nothing in this Repurchase Plan is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other; and

(c)

The Counterparty shall act as principal in respect of its acquisition of Class A Shares and shall effect purchases of Class A Shares hereunder in “riskless principal transactions” as defined in Rule 10b-18(a)(12) of the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have executed this Repurchase Plan as of the date first written above.

RENEW ENERGY GLOBAL PLC

By:	/s/ Nathan Judge
Name:	Nathan Judge
Title:	Head-Investor Relations

Acknowledged and Agreed:

By:	/s/ Craig Weile
Name:	Craig Weile
Title:	Managing Director